UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE ECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 5-41652

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Healthtrust, Inc. 401(k) Retirement
Program

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HCA Inc.

One Park Plaza
Nashville, Tennessee
37203

Report of Independent Registered Public Accounting Firm

Retirement Committee
HCA Inc.

We have audited the accompanying statements of net assets available for benefits of the Healthtrust, Inc. 401(k) Retirement Program as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee
June 4, 2004

Healthtrust, Inc. 401(k) Retirement Program

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Participation in HCA Inc. Master Retirement Trust	$413,572,024	$571,092,246
Participant loans	7,687,709	7,670,542

Net assets available for benefits	$421,259,733	$578,762,788

See accompanying notes.

Healthtrust, Inc. 401(k) Retirement Program

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions to net assets attributed to:
Participant loan interest	$375,806	$474,357
Deductions from net assets attributed to:
Benefits paid to participants	179,159,831	40,188,903
Administrative expenses	5,885,671	820,113

Total deductions from net assets	185,045,502	41,009,016
Net investment results from HCA Inc. Master Retirement Trust	27,166,641	23,397,347

Net decrease	(157,503,055)	(17,137,312)
Net assets available for benefits:
Beginning of year	578,762,788	595,900,100

End of year	$421,259,733	$578,762,788

See accompanying notes.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Healthtrust, Inc. 401(k) Retirement Program (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1992 by Healthtrust, Inc. – The Hospital Company (HTI) as a defined contribution plan. Healthtrust, Inc. – The Hospital Company, is a wholly owned subsidiary of HCA Inc. (the Company or HCA). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 1, 1995, the Plan was frozen and contributions are no longer made to the Plan; however, benefit payments continue to be made out of the Plan in accordance with the Plan document. Additionally, effective July 1, 1995, participants in the Plan became eligible to participate in the HCA 401(k) Plan.

Vesting

Participants are 100% vested in all account balances.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000, but borrowings may not exceed the lesser of $50,000, reduced by all other outstanding loans, or 50% of the participant’s total vested account balance, excluding the participant’s account in the former Healthtrust, Inc. – The Hospital Company Employee Stock Ownership Plan (ESOP). Loan terms range from one to five years (ten years if loan is used to acquire a principal residence). The loans are secured by the balance in the respective participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited/charged with allocations of Plan investment earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled are the benefits that can be provided from the participant’s account.

Benefit Payments

Prior to July 1, 2001, a participant could elect to receive distributions in one of the following forms: a lump sum distribution in cash; installments to be paid over a period of 5, 10, 15 or 20 years on a monthly, quarterly, or annual basis; a joint and 50% survivor annuity for the participant and his/her spouse; a life annuity; or a life annuity with guaranteed payments. Subsequent to June 30, 2001, only a lump-sum distribution is available. Upon the death of a participant, the vested account balance will be distributed in one single lump sum. Hardship withdrawals are permitted under the Plan.

Administrative Expenses

In accordance with the Plan document, expenses incurred to administer the Plan are paid by the Plan unless paid by the Company, at the Company’s discretion.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination and Plan Merger

The Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. Upon termination of the Plan, each participant will receive the vested balance in his/her account after payment of any accrued expenses and liabilities of the Plan.

Effective at midnight on December 31, 2003, the Plan was merged into the HCA 401(k) Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments, which are participant directed, in the HCA Inc. Master Retirement Trust (Master Trust) are stated at fair value except for certain investment contracts held in the Interest Income Fund. Securities traded on a national securities exchange, including HCA Inc. common stock, are valued at the last reported sales price on the primary exchange on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. When such prices are unavailable, The Northern Trust Company (the Trustee) determines a valuation from the market maker dealing in that particular security. Real estate, joint ventures, and other limited partnerships owned by the Master Trust are valued at the appraised values available as of the last business day of the Plan’s year. The fair value of participation units owned by the Master Trust in the collective trust funds was based on quoted redemption value on the last business day of the Plan’s year. Investments in the insurance general account are reported at contract value. Participant loans are valued at their outstanding balance, which approximates fair value.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

Investment contracts in the Master Trust are wrapper contracts with insurance companies that generally change the investment characteristic of underlying securities (such as U.S. Government securities) to those of guaranteed investment contracts. The investment contracts are fully benefit-responsive and are recorded at their contract values. The values represent participant contributions, reinvested income, and accruals, less any participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The contract value of the investment contracts at December 31, 2003 and 2002 was $222,744,868 and $210,655,596, respectively. The fair value of the investment contracts at December 31, 2003 and 2002 was $245,436,378 and $227,859,795, respectively. The interest rate for these investment contracts is reset quarterly by the issuer and ranged from 5.687% to 5.822% during 2003 and from 5.405% to 5.889% during 2002. The interest rates were 5.702% at December 31, 2003 and 5.707% at December 31, 2002.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Derivative Financial Instruments

The Master Trust, through activities of certain of its investment managers, uses derivative financial instruments in connection with its normal trading activities in an effort to improve investment returns, manage exposure to fluctuations in interest rates or otherwise manage risk. A derivative financial instrument is a security or contractual agreement that derives its value from some other security, commodity, currency, or index. The Master Trust is invested in various types of derivative financial instruments including forward contracts, futures contracts, swaps, options, investment contracts, and collateralized mortgage obligations.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

The Master Trust’s equity and fixed income investment managers are permitted to hedge the currency risks of their foreign security investments. In addition, certain equity and fixed income investment managers are permitted to use derivative instruments as part of their respective strategies. These strategies use derivative instruments to replicate the risk/return profile of assets, asset classes, equity or fixed income market indices and to assist in the management of the risk exposure of the investment portfolio. The investment managers are prohibited from using derivatives for speculative purposes and any hedged positions are not permitted to exceed the level of exposure in the related Master Trust assets. Change in fair value of the derivative financial instruments is recorded separate from the related investment (see Note 3 — Investments). As such, a change in fair value of the derivative financial instruments, including associated investment income (loss), may offset or reflect an inverse relationship with a change in fair value, including associated investment income (loss), in the related investment. The Master Trust’s investment managers are required to combine such change in the fair value, including associated investment income (loss), of the derivative financial instruments with those of the related investments to determine the effectiveness of their strategies.

The Master Trust is exposed to risks from unfavorable changes in interest rates or market values of the securities underlying the derivative financial instruments. The Master Trust is also exposed to credit risk in the event of nonperformance by the counterparties to the derivative instruments. However, the Master Trust seeks to minimize its exposure to credit loss by requiring settlement with the counterparties as frequently as daily and/or requiring settlement based upon pre-established dollar amount limits with those counterparties. The Master Trust does not anticipate nonperformance by the counterparties and generally does not require counterparty collateral.

Use of Estimates

The preparation of financial statements in conformity U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

3. Investments

All of the Plan’s investments (except participant loans) are in the Master Trust, which invests in a variety of investments and was established for the investment of assets of the Plan and several other Company-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust investment accounts selected by the plan. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 7.66% and 12.55%, respectively. Investment income and expenses are allocated to the Plan based upon each plan’s share of elected investments and the income and expenses earned/charged on those investments.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

3. Investments (continued)

Financial information relating to the Master Trust is summarized below.

The following table presents the net assets of the Master Trust at December 31:

	2003	2002
Investments, at fair value:
Money market accounts	$182,917,851	$110,491,563
U.S. government securities	499,420,434	390,885,451
Corporate bonds — preferred	478,367,180	385,476,084
Corporate bonds — other	142,814,919	127,160,755
Corporate stock — preferred	19,503,251	21,118,038
Corporate stock — common	1,964,025,255	1,357,016,481
HCA common stock	917,645,147	1,166,556,368
Interest in partnerships/joint ventures	31,902,491	45,745,375
Interest in common/collective trusts	953,095,531	462,854,598
Interest in registered investment companies	311,696,077	470,362,401
Interest in insurance general account	7,042,562	6,750,894
Real estate	—	34,013,409
Synthetic guaranteed investment contract wrapper	(22,691,510)	(17,204,199)
Other investments	17,697,507	62,304,022

Total investments	5,503,436,695	4,623,531,240
Receivables — other	58	5,388,463
Interest income receivable	18,187,010	25,230,050

Total assets	5,521,623,763	4,654,149,753
Other liabilities	(20,996,441)	(15,215,890)
Pending trades	(102,758,702)	(88,449,258)

Total net assets of the Master Trust	$5,397,868,620	$4,550,484,605

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income (loss) for the Master Trust for the years ended December 31, 2003 and 2002:

	2003	2002
Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$(5,790,497)	$19,021,154
Corporate bonds – preferred	(1,434,094)	11,251,419
Corporate bonds – other	5,813,992	(3,283,663)
Corporate stock – preferred	(2,224,017)	(2,164,097)
Corporate stock – common	499,052,901	(401,188,670)
HCA common stock	19,232,197	102,310,010
Interest in partnerships/joint ventures	(3,797,136)	(1,541,746)
Interest in common/collective trusts	148,829,280	(12,115,110)
Interest in registered investment companies	51,404,095	(82,299,044)
Real estate	—	(802,039)
Other financial instruments	12,809,831	16,971,156

Total net appreciation (depreciation) in fair value of
investments	723,896,552	(353,840,630)
Interest and dividends	83,861,495	83,457,590
Rents	—	418,087

Total investment income (loss)	$807,758,047	$(269,964,953)

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received its most recent determination letter from the Internal Revenue Service dated June 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

6. Commitments and Contingencies

Relating to the termination of the Healthtrust, Inc. – The Hospital Company Employee Stock Ownership Plan (ESOP) in 1991, certain current and prior employees of HTI questioned the allocation of certain of the Plan’s former ESOP assets. The ESOP assets were transferred to the Plan after the ESOP was terminated. HTI and the Plan’s Administrative Committee members filed a complaint in the U.S. District Court for the Middle District of Tennessee, Nashville Division in May 1996. The action was a declaratory judgment and interpleader case in which HTI asked the Court to determine the appropriate group of employees and former employees entitled to the nonvested account balances of the ESOP (the disputed assets).

In December 2002, at a hearing of the U.S. District Court for the Middle District of Tennessee, the Court approved a settlement of the case. The settlement was finalized in January 2003 and entitled one group of defendants (primarily former employees of HTI who were not employed by HTI as of the ESOP termination date) to thirty percent of the disputed assets and entitled the other group of defendants (primarily individuals who were employed by HTI as of the ESOP termination date) to seventy percent of the disputed assets. During 2003, the disputed assets, less certain legal and administrative expenses, were either distributed out of the Plan (in the amount of $150,759,899) or retained in the appropriate participant accounts. HTI was not required to pay or contribute any additional amounts to the Plan as a result of the settlement.

7. Transactions with Parties-In-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, dividends received on HCA Inc. common stock and fees paid during the year for accounting and other services.

8. Securities Lending

The Master Trust lends its securities under securities borrowing agreements on terms which permit it to lend its securities to other entities for a premium. At December 31, 2003 and 2002, the Master Trust had securities on loan of $339,535,135 and $333,355,323, respectively, and the total value of cash collateral provided to the Master Trust was $334,348,948 and $335,553,699, respectively. The fair value of the securities loaned is measured against the cash collateral on a periodic basis. The amount of net investment gain for the years ended December 31, 2003 and 2002 from securities lending was $547,677 and $621,436, respectively.

Healthtrust, Inc. 401(k) Retirement Program

Notes to Financial Statements (continued)

9. Difference Between Financial Statements and Form 5500

The net assets available for benefits in the financial statements differ from the net assets available for benefits in the Form 5500 due to the merger of the Plan with the HCA 401(k) Plan effective at midnight on December 31, 2003. The accompanying financial statements reflect net assets available for benefits just prior to the merger, whereas the Form 5500 reflects the net assets available for benefits just subsequent to the merger.

Year ended
December 31, 2003
Net assets available for benefits per the financial statements	$421,259,733
Transfer to other plan per Form 5500	(421,259,733)

Net assets available for benefits per Form 5500	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2004

HEALTHTRUST, INC. 401(K) RETIREMENT PROGRAM

By:	Retirement Committee, Plan Administrator

/s/ A. Bruce Moore, Jr.

Name:	A. Bruce Moore, Jr.
Title:	Chairman, Retirement Committee